UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Dividend payment announcement dated September 13, 2011

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS ANNOUNCES DIVIDEND PAYMENT

Buenos Aires, Argentina, September 13, 2011 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, announced today that the Board of Directors approved a cash dividend amounting to US$0.0597 per share of outstanding Class A and Class B shares, for a total payment of $12.5 million.  The dividend will be distributed October 5, 2011, to shareholders of record at the close of business on September 27, 2011.

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About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 19 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Uruguay and Venezuela. The Company operates or franchises 1,755 McDonald’s-branded restaurants with over 80,000 employees serving approximately 4 million customers a day.  Recognized as one of the best companies to work for in Latin America, Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit our website: www.arcosdorados.com

For further information, please contact:

Sofia Chellew
sofia.chellew@ar.mcd.com
T: (+5411) 4711-2515
www.arcosdorados.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date:  September 13, 2011